February 12, 2015	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE, SUITE 3800 MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Groveland Group – Preliminary Proxy Materials Biglari Holdings Inc.

Ladies and Gentlemen:

We are writing on behalf of the Groveland Group.  The Groveland Group consists of the following (collectively, the “Groveland Group”): Groveland Master Fund Ltd. (formerly known as Groveland Hedged Credit Master Fund Ltd.), Groveland Hedged Credit Fund LLC, Groveland Capital LLC, Nicholas J. Swenson, and Seth G. Barkett.  The Groveland Group and the following individuals are participants in the Groveland Group’s solicitation to elect six directors to the board of directors of Biglari Holdings Inc. (“Biglari”): Thomas R. Lujan, James W. Stryker, Stephen J. Lombardo III, and Ryan P. Buckley.

On behalf of the Groveland Group, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Groveland Group’s preliminary proxy statement and form of preliminary proxy (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with the 2015 annual meeting of stockholders of Biglari (the “Annual Meeting”).

The only substantive matters to be considered at the Annual Meeting of which the Groveland Group is aware are: (1) the election of six directors to the board to serve until the 2016 annual meeting of shareholders, (2) the ratification of the appointment of Deloitte & Touche LLP as Biglari’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and (3) the approval by an advisory vote of the compensation of Biglari’s named executive officers.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILIVON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.